FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 4/30/2014

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                                           Yes           No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing it has filed 2013 Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio

Name: Pablo Brizzio

Title: Chief Financial Officer

Dated: April 30, 2014

Sebastián Martí

Ternium - Investor Relations

USA        +1   (866) 890 0443

Argentina   +54 (11) 4018 2389

www.ternium.com

Ternium Files 2013 Form 20-F

Luxembourg, April 30, 2014 – Ternium S.A. (NYSE: TX), announces that it has filed its annual report on Form 20-F for the year ended December 31, 2013 with the U.S. Securities and Exchange Commission (SEC). The annual report can be downloaded from the SEC website at www.sec.gov and from Ternium’s website at http://www.ternium.com/en/ir-reports. Holders of Ternium’s shares and ADSs, and any other interested parties, may request a hard copy of the annual report, free of charge, through our website at http://www.ternium.com/en/request-a-free-printed-copy-of-the-annual-audited-financial-statements.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 10.9 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.